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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2011	2010	2009(a)	2008(a)	2007(a)
Earnings
Net income before adjustment for income from equity investees	3.9	11.1	6.7	0.4	(15.5)
Fixed charges	29.5	25.4	30.1	36.8	41.8
Distributed income of equity investees	153.5	126.0	99.4	122.6	110.2

Total Earnings	186.9	162.5	136.2	159.8	136.5
Fixed Charges
Interest expensed and capitalized	27.5	24.9	29.7	36.3	41.4
Amortization of other assets	2.0	0.5	0.4	0.5	0.4

Total Fixed Charges	29.5	25.4	30.1	36.8	41.8
Ratio of Earnings/Fixed Charges	6.34x	6.40x	4.52x	4.34x	3.27x

(a)
The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control using a method whereby the assets and liabilities of the acquired entities are recorded at TransCanada's carrying valve and the Partnership's historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES